

April 1, 2014

<u>Via E-mail</u>
Sterling L. Miller, Esq.
General Counsel & Corporate Secretary
Sabre Corporation
3150 Sabre Drive
Southlake, TX 76092

> **Re: Sabre Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 26, 2014**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 31, 2014**
> **File No. 333-193438**

Dear Mr. Miller:

We have reviewed your amended registration statements and have the following comments. References to prior comments are to those in our letter dated March 25, 2014.

<u>Selected Historical Consolidated Financial Data, page 65</u>

1.   We note the amended disclosures in response to prior comment 4. Tell us what consideration you gave to also describing the nature and impact of the changes made to gross margin on the historical financial data in response to comment 18 of our letter dated February 14, 2014.

2.   To the extent that you present the non-GAAP liquidity measure of "adjusted free cash flow" throughout your filing, revise to include all three major categories of the statements of cash flows with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

3.   We note that the non-GAAP measure of adjusted free cash flow includes an adjustment for Travelocity working capital. You indicate that this reconciling item represents the estimated impact on cash provided by operating activities due to the migration of bookings from your technology platform to Expedia's platform in connection with the Expedia SMA. Tell us why you believe it is appropriate to adjust your historical financial data for an estimated amount. Further explain, and consider disclosing, how this amount was calculated. In addition, tell us what consideration was given to specifically quantifying the actual and reasonably expected impact on cash provided by operating activities in your discussion of Liquidity and Capital Resources. In this regard, we note that you only quantify the total operating liability for Travelocity on page 108

and that you only explain the impact that the Expedia SMA will have on your travel supplier liability on page 109.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Reclassifications, page F-10

4.   We note your response to prior comment 8. Please address the revision made in response to comment 18 of our letter dated February 14, 2014 to include depreciation and amortization, to the extent associated with cost of revenue, in gross margin. Tell us what consideration was given to the disclosure requirements of ASC 250-10-50-7 to 50-9.

Note 3. Acquisitions

Acquisition of PRISM, page F-17

5.   Consistent with your response to prior comment 10 that PRISM is immaterial for disclosure purposes, revise to disclose that the amounts of revenue and earnings of the acquiree since the acquisition are not material for each of the periods presented. Please note that you should continue to include the disclosures for business combinations that occurred in a period for which financial statements are being presented comparatively with the financial statements of the current reporting period.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. For questions regarding all other comments, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or, in his absence, me at (202) 551-3462. Should you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
Pamela L. Marcogliese, Esq.
Cleary Gottlieb Steen & Hamilton LLP